UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: December 14, 2006
	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

MANAGEMENT TO CONTINUE TO OPERATE VIMPELCOM IN THE ORDINARY

COURSE OF BUSINESS

Moscow and New York (December 14, 2006). Open Joint Stock Company Vimpel-Communications (“VimpelCom” or the “Company”) (NYSE: VIP) announced that its management will continue to operate the Company in 2007 in the ordinary course of business. Today, the Board voted in favor of the proposed 2007 consolidated budget by a majority vote. Pursuant to the Company’s charter, the necessary vote to approve the proposed consolidated budget is 8 out of 9 directors. As in 2006, as a result of the continuing disagreement between the directors regarding the spending of funds respecting VimpelCom’s subsidiary, Ukrainian Radio Systems, there were not 8 votes cast in favor. However, as in 2006, the Company will operate within the parameters of the proposed consolidated budget for 2007.

The VimpelCom Group includes cellular companies operating in Russia, Kazakhstan and recently acquired cellular operators in Ukraine, Tajikistan, Uzbekistan, Georgia and Armenia. The VimpelCom Group’s cellular license portfolio covers a territory with a population of about 240 million. This includes 78 regions of Russia (136.5 million people, representing 94% of the Russia’s population), and the entire territory of Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, and Armenia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate, among other things, to management’s intention to operate the Company in the absence of a Board-approved 2007 consolidated budget. There can be no assurance that our shareholders or other parties will not challenge the actions of management with respect to the operations of the Company and/or any of its subsidiaries during the period when there is no Board-approved consolidated budget. If any challenges against the Company or management are successful, including if they were to lead to the unwinding of transactions concluded during the period when there is no Board-approved consolidated budget, such challenges could have an adverse effect on the Company, its operations and its financial condition. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(495) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com